June 9, 2026

To: Shareholders of Nomura Holdings, Inc.

Kentaro Okuda
Director, Representative Executive Officer,
President and Group CEO
Nomura Holdings, Inc.
1-13-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Partial Amendment to the "Notice of Convocation of the 122nd Annual General Meeting of Shareholders"

As there was an error in a part of the content of Nomura Holdings, Inc.'s "Notice of Convocation of the 122nd Annual General Meeting of Shareholders," this part is hereby amended as set out below.

In addition, the Report of the Audit Committee has been resubmitted.

The corrected version has been posted on our website and on the website of the Tokyo Stock Exchange, Inc. (Listed Company Search)

Place Amended (the part amended has been indicated by underlining it):

The "Notice of Convocation of the 122nd Annual General Meeting of Shareholders" (Page 61)

 The content of "Report of the Audit Committee"

Amendment	（Omitted）
	In addition, we have received confirmation from the Accounting Auditor that the "Structure for Ensuring Appropriate Operation" (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the "Quality Control Standards for Audits" (Business Accounting Council), etc. and, when necessary, asked for explanations. （Omitted）
Error	（Omitted）
	In addition, we have received confirmation from the Accounting

| | Auditor that the "Structure for Ensuring Appropriate Operation" (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the "Quality Control Standards for Audits" (Business Accounting Council, November 16, 2021), etc. and, when necessary, asked for explanations.
（Omitted） |